Prospectus Supplement filed under Rule 424(b)(3)
                                                   Registration Number 333-91749



Prospectus  Supplement  No.  7,  dated  August  3,  2000
(To  Prospectus,  dated  January  3,  2000)


                               [AIRGATE PCS LOGO]


        644,400 SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF WARRANTS


     This prospectus supplement to the prospectus dated January 3, 2000 relates to our offering of 644,400 shares of common stock issuable by us from time to time upon exercise of warrants sold by us in our units offering, which was completed on September 30, 1999.

     This prospectus supplement should be read in conjunction with the prospectus dated January 3, 2000, as supplemented, which is to be delivered with this prospectus supplement.


     THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 17 OF PROSPECTUS SUPPLEMENT NO. 5 DATED MAY 16, 2000.

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Neither  the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
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


     On August 3, 2000, AirGate PCS, Inc. ("AirGate PCS") issued the following press release announcing third quarter fiscal 2000 results for the three and nine months ended June 30, 2000.



Contact:     Alan  B.  Catherall
             Chief  Financial  Officer
             404-525-7272



                       AIRGATE PCS, INC. ANNOUNCES STRONG
                        THIRD QUARTER FISCAL 2000 RESULTS

             SUBSCRIBER BASE MORE THAN TRIPLED SEQUENTIALLY COMBINED
                   WITH OUTSTANDING GROWTH IN ROAMING REVENUE

ATLANTA (August 3, 2000) AirGate PCS, Inc., (Nasdaq/NM: PCSA), a Sprint PCS (NYSE: PCS) Network Partner, today announced financial and operating results for the third fiscal quarter and nine months ended June 30, 2000.

     Net revenues for the third quarter ended June 30, 2000 totaled $6.5 million. EBITDA (earnings before interest, taxes, depreciation and amortization), was ($16.1) million for the third quarter of fiscal 2000, compared with ($1.2) million for the same period a year ago. The Company reported a net loss of ($25.2) million, or ($2.03) per share, in the three months ended June 30, 2000 compared with a net loss of ($6.2) million, or ($1.83) per share, in the same period of 1999.

For the nine months ended June 30, 2000, the Company reported net revenues of $8.3 million. EBITDA was ($33.8) million for the first nine months of fiscal 2000, compared with ($2.8) million for the same period a year ago. AirGate PCS reported a net loss of ($52.1) million, or ($4.27) per share, in the nine months ended June 30, 2000 compared with a net loss of ($9.4) million, or ($2.77) per share, in the same period of 1999.

     "We are very pleased to report an outstanding quarter for AirGate PCS," said Thomas M. Dougherty, president and chief executive officer of AirGate PCS. "Our strong top line performance reflects our aggressive network build-out and our ability to launch PCS service in most of our markets a full six months ahead of schedule. As a result of our rapid network construction, we are now offering coverage to over 75% of the population in our territory. Even more exciting is the tremendous response we have witnessed in these initial markets as evidenced by the significant growth of new subscribers. As these markets mature, we expect this trend to continue and, as a result, we believe that AirGate is well positioned for continued strong customer growth in our territory.

"In addition, the quarter was highlighted by strong growth in roaming coverage generated in these markets," Dougherty continued. "We believe we will continue to see an increase in roaming traffic with our newly launched markets and the additional opportunity to benefit from attractive patterns for roaming activity."

Operating highlights for the third quarter of fiscal 2000 include the following:

- AirGate added 17,104 net new customers in its second quarter of commercial PCS operations compared to the 6,378 net new customers added in the prior quarter. As a result, the Company had a total of 23,482 subscribers as of June 30, 2000.

- Average revenue per subscriber (ARPU), excluding roaming and activation fees, was $54 for the quarter, compared with $53 for the previous quarter.

- Total roaming revenue was $3.8 million for the third fiscal quarter, compared with $816,000 for the second fiscal quarter.

-     Commercial  Sprint  PCS  service  was  launched  in the following markets:
Charleston, South Carolina on April 28, 2000; Savannah, Georgia on May 22, 2000; Jacksonville and Roanoke Rapids, North Carolina on May 29, 2000; Augusta, Georgia and Columbia, Florence and Orangeburg, South Carolina on June 7, 2000; and Greenville and New Bern, North Carolina on June 30, 2000. Additionally, the Company launched service in Sumter, South Carolina and The Outer Banks region of North Carolina on July 19, 2000.

- The Company opened a total of seven Sprint PCS stores in the fiscal third quarter. In addition, a further three stores have been opened in July.

-     Churn,  net  of  14  day  returns,  was  3%  in  the third fiscal quarter.

- The customer average minutes of use (MOU) was 363 in the third quarter, compared with 326 in the previous quarter.

     AirGate PCS will hold a conference call to discuss this press release today at 10:00 a.m. EDT. A live broadcast of the conference call will be available online at www.airgatepcsa.com, www.streetevents.com, or www.vcall.com and a replay will be available to institutional subscribers on www.streetfusion.com. To listen to the live call, please go to the web site at least fifteen minutes early to register, download, and install any necessary audio software. For those who cannot listen to the live broadcast, a replay will be available shortly after the call through the close of business on August 8, 2000.


     AirGate PCS, Inc. is the exclusive manager and operator of Sprint PCS products and services throughout most of the state of South Carolina, including Charleston, Columbia and Greenville-Spartanburg, parts of North Carolina, including Asheville, Wilmington and Hickory, and the eastern Georgia cities of Augusta and Savannah. With a territory that includes more than 7.1 million POPs covering 62,000 contiguous square miles, AirGate PCS is one of the largest Sprint PCS affiliates based on the size of the population in its territory. As a Sprint PCS affiliate, AirGate PCS is building its own PCS network to exclusively provide 100% digital, 100% PCS products and services under the Sprint and Sprint PCS brand names in its territory.

Sprint PCS operates the largest all-digital, all-PCS nationwide wireless network in the United States, already serving the majority of the nation's metropolitan areas including more than 4,000 cities and communities across the country. Sprint PCS has licensed PCS coverage of nearly 270 million people in all 50 states, Puerto Rico and the U.S. Virgin Islands. For more information, visit the Sprint PCS web site at http://www.sprintpcs.com. Sprint PCS is a wholly-owned tracking group of Sprint Corporation trading on the NYSE under the symbol "PCS."

     Sprint is a global communications company at the forefront in integrating long distance, local and wireless communications services and one of the world's largest carriers of Internet traffic. Sprint built and operates the United States' only nationwide all-digital, fiber optic network and is a leader in advanced data communications services. Sprint has $20 billion in annual revenues and serves more than 20 million business and residential customers.

     Statements contained in this news release regarding expected financial results and other expected events should be considered forward-looking statements that are subject to various risks and uncertainties. Such forward looking statements are made pursuant to the "safe-harbor" provisions of the private Securities Litigation Reform Act of 1995 and are made based on management's current expectations or beliefs as well as assumptions made by, and information currently available to, management. A variety of factors could cause actual results to differ materially from those anticipated in AirGate PCS' forward- looking statements, including the following factors: potential fluctuations in quarterly results; our dependence on our affiliation with Sprint PCS; an adequate supply of subscriber equipment; new product development; risks related to our ability to compete with larger, more established businesses; rapid technological and market change; risks related to future growth and expansion and; our significant level of indebtedness and volatility of stock prices. For a detailed discussion of these and other cautionary statements and factors that could cause actual results to differ from AirGate PCS' forward-looking statements, please refer to AirGate PCS' filings with the Securities and Exchange Commission, especially in the "risk factors" section of AirGate PCS' Form 10-K for the fiscal year ended September 30, 1999, and Form 10-Q for the quarter ended March 31, 2000, and in subsequent filings with Securities and Exchange Commission.

                AIRGATE PCS, INC. AND SUBSIDIARY AND PREDECESSORS
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)
                (dollars in thousands, except per share amounts)


                                          THREE  MONTHS  ENDED                                  NINE  MONTHS  ENDED
                                                   JUNE 30,                                           JUNE 30,
                                           ----------------------                              --------------------
                                           2000                  1999                       2000                      1999
                                           ----                  ----                       ----                      ----
                                                                                    <C >
Revenues:
  Service revenue                        $2,034                $       --                $     2,494                  $    --
  Roaming revenue                         3,771                        --                      4,717                       --
  Equipment revenue                         737                        --                      1,041                       --
                                     ----------                ------------               ----------                -----------
                                    $     6,542                        --                     $8,252                       --

Operating expenses:
  Cost of services
     and roaming                        (7,509)                        --                   (15,913)                       --
  Cost of equipment                     (1,363)                        --                    (1,974)                       --
  Selling and marketing                 (8,734)                        --                   (13,772)                       --
  General and
   administrative expenses              (4,647)                    (1,201)                   (9,349)                   (2,844)
  Noncash stock
   compensation expense                   (354)                        --                    (1,067)                       --
  Depreciation and
   amortization                         (4,235)                      (171)                   (6,795)                     (585)
                                   -------------                -----------              ------------             ------------
OPERATING LOSS                         (20,300)                     (1,372)                 (40,618)                  (3,429)

Interest income                          2,005                         --                     8,083                       --
Interest expense                        (6,901)                     (4,813)                 (19,593)                  (5,934)
                                   ------------                 -----------              ------------              -----------
 NET LOSS                             $(25,196)                 $   (6,185)             $   (52,128)                $(9,363)
                                   ============                 ==========                ===========              ============

Basic and diluted
net loss per share of
common stock                            $(2.03)                 $    (1.83)             $     (4.27)                $   (2.77)
                                   ============                 ===========             ============              ============

Weighted average
outstanding common shares            12,435,644                  3,382,518                12,212,480                3,382,518
                                   ============                 ===========             ============               ============

Weighted average
outstanding shares including
 potentially dilutive common
 stock equivalents                  13,754,095                   3,382,518                13,504,402                3,382,518
                                   ============                 ===========              ===========              ============

                AIRGATE PCS, INC. AND SUBSIDIARY AND PREDECESSORS
                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)
                             (dollars in thousands)

                                                   JUNE  30,          SEPTEMBER  30,
                                                      2000               1999
                                                      ----               ----
ASSETS

Current  assets:
   Cash  and  cash  equivalents                     $92,221          $258,900
   Trade  receivables,  net                           3,659               --
   Due from AirGate Wireless, LLC                        --               751
   Other  current  assets                             6,593             2,819
                                                   --------          --------
     TOTAL  CURRENT  ASSETS                         102,473           262,470
                                                    -------           -------

Property  and  equipment,  net                      160,830            44,206
Financing  costs                                      9,502            10,399
Other  assets                                           290               245
                                                   --------          --------
     TOTAL  ASSETS                                 $273,095          $317,320
                                                   ========          ========

LIABILITIES  AND  STOCKHOLDERS'  EQUITY
CURRENT  LIABILITIES:
   Accounts  payable                               $  8,230          $  2,216
   Accrued  expenses                                 12,311            20,178
   Accrued  interest                                    392             1,413
   Current  maturities  of
     long-term  debt                                     --             7,700
                                                    -------          --------
     TOTAL  CURRENT  LIABILITIES                     20,933            31,507
Long-term  debt                                     174,861           157,967
                                                    -------           -------
     TOTAL  LIABILITIES                             195,794           189,474
                                                    -------           -------

Stockholders'  equity:
   Preferred  stock, par value, $0.01 per share;
    5,000,000  shares  authorized;  no  shares
    issued and outstanding                              --                --
   Common  stock, par  value, $0.01 per share;
    150,000,000  shares  authorized;
    12,473,802  and  11,957,201  shares  issued
    and  outstanding  at  June  30,  2000  and
    September  30,  1999,  respectively                 125              120
 Additional  paid-in  capital                       160,622          157,880
 Accumulated  deficit                               (79,382)         (27,254)
 Unearned  stock  option  compensation               (4,064)          (2,900)
                                                    -------          --------
     TOTAL  STOCKHOLDERS'  EQUITY                    77,301          127,846
 Commitments  and  contingencies                        --               --
                                                    -------          --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY         $273,095         $317,320
                                                   ========         =========